April 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: BIOTRICITY INC. Registration Statement on Form S-3 Filed April 27, 2021 File No. 333-255544

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:00 a.m. on Tuesday, May 4, 2021, or as soon thereafter as is practicable.

Yours very truly,
BIOTRICTY INC.

By:	/s/ John Ayanoglou
John Ayanoglou Chief Financial Officer

275 Shoreline Blvd, Suite 150 Redwood City, CA 94065 USA	1.800.590.4155 info@biotricity.com www.biotricity.com